                                                                                                                                                Filed Pursuant to Rule 433

                                                                                                                                                Dated February 19, 2008

                                                                                                                                                Registration Statement: No. 333-132936

$2,000,000,000

5.750% SUBORDINATED NOTES DUE 2018

Further to its commitment to provide transparency, on February 19, 2008, Credit Suisse announced that in connection with the operation of ongoing control processes, it has undertaken an internal review that has resulted in the repricing of certain asset-backed positions in its Structured Credit Trading business within Investment Banking.  The current total fair value reductions of these positions, which reflect significant adverse first quarter 2008 market developments, are estimated at approximately $2.85 billion (having an estimated net income impact of approximately $1 billion).  The final determination of these reductions will depend on further results of our review and continuing market developments.  We will also assess whether any portion of these reductions could affect 2007 results.  Finally, our internal review, which has identified mismarkings and pricing errors by a small number of traders in certain positions in our Structured Credit Trading business, is continuing.

This disclosure is being made in connection with the closing, on February 19, 2008, of $2 billion 5.750% Subordinated Notes due 2018.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.